UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

Tsingda eEDU Corporation

(Name of Issuer)

Ordinary Share, par value $0.000384 per share

(Title of Class of Securities)

G9113Q 100

(CUSIP Number)

MA Platform, Inc.
2-3-17 Toranomon, Minato-ku Tokyo 105-0001 Japan

Tsing Da Century Education Technology Co., Ltd.
Suite 2, 3 Floor, No. 10 Eve Street, Belize City, Belize

Zhang Hui
Liu Juntao
No. 39, Block 74, Lugu Rd., Shinjingshan District,
Beijing, PR China, 100040

Yangyi Yu
16F, Building17, No.1599 Dingxiang Road, Pudong New Area,
Shanghai, PRC

Ji Qing Wang
6F, Taiping Life Tower, No.1399 Minsheng Road, Pudong New Area,
Shanghai , PRC

Capvent Asia Consumption Co-Investment Fund Ltd
3rd Floor, Harbour Front Building, President John Kennedy Street,
Port Louis, Republic of Mauritius

Yun Hui Yu
6F, No.1399, Minsheng Road, Shanghai, PRC

Yu Sheng
45F, Building 2, Henglong Plaza, No.1366 Nanjingxi Road,

Shanghai, PRC

Kang Chungmai
Zhang Meng Kung

No. 0620, Yongleyingshiwenhuanan Rd., Yongledian Town, Tongzhou District,
Beijing, PR China

Yang Fanbin
23F, No.7 Jianye Road, Siming District, Xiamen,
Fujian Province, PRC

Feng Chengxiang
No.7, South Street, Qiaosi Town, Yuhang District, Hangzhou,
Zhejiang Province, PRC

Li Li
No.2 Xibahe Dongli, Chaoyang District,
Beijing, PRC

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

with a copy to:

Shuang Zhao, Esq.
Shearman & Sterling LLP
c/o 12th Floor, Gloucester Tower
15 Queen’s Road
Central, Hong Kong
(852) 2978-8000

January 24, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9113Q 100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MA Platform, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,251,494

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 18,251,494

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,251,494

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.05%

14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. G9113Q 100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tsing Da Century Education Technology Co., Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Belize

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,422,706

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 11,422,706

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,422,706

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.95%

14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. G9113Q 100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zhang Hui

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION PR China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 11,422,706[1]

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 11,422,706[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,422,706[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.95%

14	TYPE OF REPORTING PERSON (See Instructions) IN

[1] Solely as a holder of 81.7% of shares of Tsing Da Century Education Technology Co., Ltd.

CUSIP No. G9113Q 100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Liu Juntao

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION PR China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 11,422,706[2]

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 11,422,706[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,422,706[2]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.95%

14	TYPE OF REPORTING PERSON (See Instructions) IN

[2] Solely as a holder of 18.3% of shares of Tsing Da Century Education Technology Co., Ltd.

CUSIP No. G9113Q 100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yangyi Yu

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION PR China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,193,750[3]

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 2,193,750[3]

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,193,750[3]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.04%[3]

14	TYPE OF REPORTING PERSON (See Instructions) IN

[3] Including 568,750 Ordinary Shares issuable upon exercise of a warrant and based on a total of 36,323,612 outstanding Ordinary Shares (including 568,750 Ordinary Shares issuable upon exercise of such warrant).

CUSIP No. G9113Q 100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ji Qing Wang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION PR China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,603,125[4]

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 1,603,125[4]

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,603,125[4]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.43%[4]

14	TYPE OF REPORTING PERSON (See Instructions) IN

[4] Including 415,625 Ordinary Shares issuable upon exercise of a warrant and based on a total of 36,170,487 outstanding Ordinary Shares (including 415,625 Ordinary Shares issuable upon exercise of such warrant).

CUSIP No. G9113Q 100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Capvent Asia Consumption Co-Investment Fund Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Mauritius

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,098,103

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 1,098,103

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,098,103

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.07%

14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. G9113Q 100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yun Hui Yu

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION PR China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 675,000[5]

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 675,000[5]

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 675,000[5]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.88%[5]

14	TYPE OF REPORTING PERSON (See Instructions) IN

[5] Including 175,000 Ordinary Shares issuable upon exercise of a warrant and based on a total of 35,929,862 outstanding Ordinary Shares (including 175,000 Ordinary Shares issuable upon exercise of such warrant).

CUSIP No. G9113Q 100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yu Sheng

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION PR China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 461,625

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 461,625

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 461,625

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.29%

14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. G9113Q 100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kang Chungmai

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300,000

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 300,000

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.84%

14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. G9113Q 100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zhang Meng Kung

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION PR China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 400,000[6]

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 400,000[6]

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000[6]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.12%

14	TYPE OF REPORTING PERSON (See Instructions) IN

[6] Including 100,000 Ordinary Shares issuable upon exercise of options and based on a total of 35,854,862 outstanding Ordinary Shares (including 100,000 Ordinary Shares issuable upon exercise of such options).

CUSIP No. G9113Q 100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yang Fanbin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION PR China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 252,125

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 252,125

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 252,125

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.71%

14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. G9113Q 100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Feng Chengxiang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION PR China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 73,207

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 73,207

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,207

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.20%

14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. G9113Q 100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Li Li

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION PR China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 55,149

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 55,149

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,149

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.15%

14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer.

                    This Schedule 13D relates to ordinary shares, par value $0.000384 per share (the “Ordinary Share”), of Tsingda eEDU Corporation, a Cayman Islands company (the “Company”). The Company’s principal executive office is No. 39, Block 74, Lugu Rd., Shinjingshan District, Beijing, China, 100040.

Item 2.	Identity and Background.

                    This Schedule 13D is being jointly filed by MA Platform, Inc., Tsing Da Century Education Technology Co., Ltd., Zhang Hui, Liu Juntao, Yangyi Yu, Ji Qing Wang, Capvent Asia Consumption Co-Investment Fund Ltd, Yun Hui Yu, Yu Sheng, Kang Chungmai, Zhang Meng Kung, Yang Fanbin, Feng Chengxiang and Li Li (together, the “Reporting Persons” and each, a “Reporting Person”) pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons are making this joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the transactions described in Item 4 of this Schedule 13D.

                    Except as expressly otherwise set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of Ordinary Shares beneficially owned by any other Reporting Person or any other person. The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit 99.1. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

                    The business address of MA Platform, Inc.is 2-3-17 Toranomon, Minato-ku Tokyo 105-0001 Japan.

                    The business address of Tsing Da Century Education Technology Co., Ltd. is Suite 2, 3 Floor, No. 10 Eve Street, Belize City, Belize.

                    The business address of each of Zhang Hui and Liu Juntao is No. 39, Block 74, Lugu Rd., Shinjingshan District, Beijing, PRC, 100040.

                    The business address of Yangyi Yu is 16F, Building17, No.1599 Dingxiang Road, Pudong New Area, Shanghai, PRC.

                    The business address of Ji Qing Wang is 6F, Taiping Life Tower, No.1399 Minsheng Road, Pudong New Area, Shanghai, PRC.

                    The business address of Capvent Asia Consumption Co-Investment Fund Ltd is 3rd Floor, Harbour Front Building, President John Kennedy Street, Port Louis, Republic of Mauritius.

                    The business address of Yun Hui Yu is 6F, No.1399, Minsheng Road, Shanghai, PRC.

Page 18 of 26 Pages

                    The business address of Yu Sheng is 45F, Building 2, Henglong Plaza, No.1366 Nanjingxi Road, Shanghai, PRC.

                    The business address of each of Kang Chungmai and Zhang Meng Kung is No. 0620, Yongleyingshiwenhuanan Rd., Yongledian Town, Tongzhou District, Beijing, PR China.

                    The business address of Yang Fanbin is 23F, No.7 Jianye Road, Siming District, Xiamen, Fujian Province, PRC.

                    The business address of Feng Chengxiang is No.7, South Street, Qiaosi Town, Yuhang District, Hangzhou, Zhejiang Province, PRC.

                    The business address of Li Li is No.2 Xibahe Dongli, Chaoyang District, Beijing, PRC.

                    MA Platform, Inc. is a corporation formed under the laws of Japan. The principal business of MA Platform, Inc. is investment. Akira Mori is its chairman and Masaki Murata is its president. Both Akira Mori and Masaki are Japanese. The business address of Akira Mori and Masaki Murata is 2-3-17 Toranomon, Minato-ku Tokyo 105-0001 Japan.

                    Tsing Da Century Education Technology Co., Ltd. is a company formed under the laws of Belize. The principal business of Tsing Da Century Education Technology Co., Ltd. is investment holding. Zhang Hui is its sole director.

                    Zhang Hui is the Company’s chairman, chief executive officer and president. Mr. Zhang is a citizen of China.

                    Liu Juntao is the Company’s chief operating officer, executive vice president and director. Mr. Liu is a citizen of China.

                    Yangyi Yu is an angel investor. Mr. Yu is a citizen of China.

                    Ji Qing Wang is executive director and general manager of Shanghai Rolling Stone Investment Management Co., Ltd. Ms. Wang is a citizen of China.

                    Capvent Asia Consumption Co-Investment Fund Ltd is a Category 1 global business company formed under the laws of the Republic of Mauritius. The principal business of Capvent Asia Consumption Co-Investment Fund Ltd is investment in the significant small and mid-market private equity opportunities in sectors relating to the consumption value chain in South East Asia, including consumer products and services particularly in India, Vietnam and China. Its directors are Thomas Franz Clausen, Mohammad Salim Jhumka and Tanya Sek Sum. Mr. Thomas Franz Clausen is a citizen of Switzerland and his business address is c/o Capvent AG, Dufourstrasse 24, 8008, Zurich, Switzerland. Mr. Mohammad Salim Jhumka and Ms. Tanya Sek Sum are citizens of Republic of Mauritius and their addresses are 3rd Floor, Harbour Front Building, President John Kennedy Street, Port Louis, Republic of Mauritius.

                    Yun Hui Yu is a visiting professor of Xiamen University. Mr. Yu is a citizen of China.

Page 19 of 26 Pages

                    Yu Sheng is general manager of Pacific Guarantee (Shanghai) Co., Ltd. Yu Sheng is a citizen of China.

                    Kang Chungmai is the chief financial officer and secretary of the Company. Mr. Kang is a citizen of the Republic of China.

                    Zhang Meng Kung is a senior manager of Beijing Tsingda Century Investment Consultant of Education Co., Ltd. Ms. Zhang is a citizen of China.

                    Yang Fanbin is general manager of Xiamen Senpeng Investment & Management Co., Ltd. Mr. Yang is a citizen of China.

                    Feng Chengxiang is an angel investor. Mr. Feng is a citizen of China.

                    Li Li is an angel investor. Ms. Li is a citizen of China.

                    During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons listed in this Item 2, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

                    On January 24, 2013, the Company, the Reporting Persons and TEC Merger Sub (“Merger Sub”), a Cayman Islands company recently formed by the Reporting Persons, filed a Schedule 13E-3 (the “Schedule 13E-3”) with the SEC announcing their intention to cause Merger Sub to merger with the Company in a “short-form” merger under Section 233(7) of the Companies Law (2011 Revision) of the Cayman Islands (the “Merger”). Pursuant to a Contribution Agreement by and between MA Platform, Inc., Tsing Da Century Education Technology Co., Ltd., Yangyi Yu, Ji Qing Wang, Capvent Asia Consumption Co-Investment Fund Ltd, Yun Hui Yu, Yu Sheng, Kang Chungmai, Zhang Meng Kung, Yang Fanbin, Feng Chengxiang and Li Li (collectively, the “Rollover Stockholders”) and Merger Sub dated as of January 24, 2013 and attached hereto as Exhibit 99.2 (the “Contribution Agreement”), the Rollover Stockholders agreed to contribute their Ordinary Shares to Merger Sub immediately prior to the Merger, upon the completion of which Merger Sub will hold approximately 99.36% of the outstanding Ordinary Shares. Upon the effective date of the Merger, each Ordinary Share (other than shares held by Merger Sub and shares with respect to which dissenters’ rights have been properly exercised and not withdrawn or lost) will be cancelled and automatically converted into the right to receive $2.30 in cash, without interest. The total amount of funds expected to be required by Merger Sub to pay the aggregate merger consideration for the outstanding Ordinary Shares (other than shares held by Merger Sub and shares with respect to which dissenters’ rights have been properly exercised and not withdrawn or lost), and to pay related fees and expenses, is estimated to be approximately $900,000. The Rollover Stockholders will provide the necessary funding to Merger Sub with cash on hand. Because Rollover Stockholders intend to provide the necessary funding for the Merger, Merger Sub has

Page 20 of 26 Pages

not arranged for any alternative financing arrangements. The Merger will not be subject to any financing conditions.

Item 4.	Purpose of Transaction.

                    The information set forth in Items 3 and 6 of this Statement is hereby incorporated by reference in this Item 4.

                    As announced in the Schedule 13E-3 filed by the Reporting Persons and Merger Sub on January 24, 2013, the Reporting Persons intend to cause Merger Sub to merge with the Company, with the Company continuing as the surviving corporation, as a means of acquiring all other Ordinary Shares not owned directly or indirectly by the Reporting Persons and providing a source of immediate liquidity to the holders of such Ordinary Shares. Following the Merger, the Rollover Stockholders will own 100% of Ordinary Shares. Once the Merger is effective, the registration of Ordinary Shares under the Securities Exchange Act will be terminated.

                    The Schedule 13E-3 and the Contribution Agreement are incorporated by reference into this Item 4 and any description thereof is qualified in its entirety by reference thereto.

                    Other than as described in Item 4 above, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

                    The responses of Reporting Persons to Rows (7) through (13) of the cover page of this Schedule 13D are hereby incorporated by reference in this Item 5.

(a) and (b). The calculation of the following percentage is based on 35,754,862 Ordinary Shares of the Company as of January 24, 2013.

                    As of the date of this Schedule 13D, MA Platform, Inc. directly holds and has the sole voting and dispositive power over 18,251,494 Ordinary Shares, representing approximately 51.05% of the outstanding Ordinary Shares.

                    As of the date of this Schedule 13D, Tsing Da Century Education Technology Co., Ltd. directly holds and has the sole voting and dispositive power over 11,422,706 Ordinary Shares, representing approximately 31.95%% of the outstanding Ordinary Shares.

                    As of the date of this Schedule 13D, Zhang Hui, as a holder of 81.7% of shares of Tsing Da Century Education Technology Co., Ltd., holds and has the shared voting and dispositive power over 11,422,706 Ordinary Shares, representing approximately 31.95%% of the outstanding Ordinary Shares.

Page 21 of 26 Pages

                    As of the date of this Schedule 13D, Liu Juntao, as a holder of 18.3% of shares of Tsing Da Century Education Technology Co., Ltd., holds and has the shared voting and dispositive power over 11,422,706 Ordinary Shares, representing approximately 31.95%% of the outstanding Ordinary Shares.

                    As of the date of this Schedule 13D, Yangyi Yu directly holds and has the sole voting and dispositive power over 2,193,750 Ordinary Shares, which consists of 1,625,000 outstanding Ordinary Shares and a warrant to purchase 568,750 Ordinary Shares exercisable within 60 days , or approximately 6.04% of outstanding Ordinary Shares, assuming that the Company has a total of 36,323,612 outstanding Ordinary Shares (including 568,750 Ordinary Shares issuable upon exercise of such warrant).

                    As of the date of this Schedule 13D, Ji Qing Wang directly holds and has the sole voting and dispositive power over 1,603,125 Ordinary Shares, which consists of 1,187,500 outstanding Ordinary Shares and a warrant to purchase 415,625 Ordinary Shares exercisable within 60 days, or approximately 4.43% of outstanding Ordinary Shares, assuming that the Company has a total of 36,170,487 outstanding Ordinary Shares (including 415,625 Ordinary Shares issuable upon exercise of such warrant).

                    As of the date of this Schedule 13D, Capvent Asia Consumption Co-Investment Fund Ltd directly holds and has the sole voting and dispositive power over 1,098,103 Ordinary Shares, representing approximately 3.07% of the outstanding Ordinary Shares.

                    As of the date of this Schedule 13D, Yun Hui Yu directly holds and has the sole voting and dispositive power over 675,000 Ordinary Shares, which consists of 500,000 outstanding Ordinary Shares and a warrant to purchase 175,000 Ordinary Shares exercisable within 60 days, or approximately 1.88% of outstanding Ordinary Shares, assuming that the Company has a total of 35,929,862 outstanding Ordinary Shares (including 175,000 Ordinary Shares issuable upon exercise of such warrant).

                    As of the date of this Schedule 13D, Yu Sheng directly holds and has the sole voting and dispositive power over 461,625 Ordinary Shares, representing approximately 1.29% of the outstanding Ordinary Shares.

                    As of the date of this Schedule 13D, Kang Chungmai directly holds and has the sole voting and dispositive power over 300,000 Ordinary Shares, representing approximately 0.84% of the outstanding Ordinary Shares.

                    As of the date of this Schedule 13D, Zhang Meng Kung directly holds and has the sole voting and dispositive power over 400,000 Ordinary Shares, which consists of 300,000 outstanding Ordinary Shares and options to purchase 100,000 Ordinary Shares exercisable within 60 days, or approximately 1.12% of outstanding Ordinary Shares, assuming that the Company has a total of 35,854,862 outstanding Ordinary Shares (including 100,000 Ordinary Shares issuable upon exercise of such options).

                    As of the date of this Schedule 13D, Yang Fanbin directly holds and has the sole voting and dispositive power over 252,125 Ordinary Shares, representing approximately 0.71% of the outstanding Ordinary Shares.

Page 22 of 26 Pages

                    As of the date of this Schedule 13D, Feng Chengxiang directly holds and has the sole voting and dispositive power over 73,207 Ordinary Shares, representing approximately 0.20% of the outstanding Ordinary Shares.

                    As of the date of this Schedule 13D, Li Li directly holds and has the sole voting and dispositive power over 55,149 Ordinary Shares, representing approximately 0.15% of the outstanding Ordinary Shares.

                    In accordance with Rule 13d-4 under the Exchange Act, each of the Reporting Persons disclaims beneficial ownership of all Ordinary Shares beneficially owned by any of the other Reporting Persons.

(c) On December 18, 2012 MA platform, Inc. purchased 1,424,129 Ordinary Shares from Eastbridge Investment Group Corp. at a price of $2.30 per share. Other than this transaction, there were no transactions in the Ordinary Shares effected during the past 60 days by the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other persons named in Item 2.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                    The information set forth in Items 3 and 4 of this Statement is hereby incorporated by reference.

                    Contribution Agreement. On January 24, 2013, the Reporting Persons entered into the Contribution Agreement with Merger Sub. Pursuant to the Contribution Agreement, the Rollover Stockholders have agreed to contribute immediately prior to the Merger an aggregate of 35,526,909 Ordinary Shares, or approximately 99.36% of the total outstanding Ordinary Shares, to Merger Sub. In consideration for the Rollover Stockholders’ contribution of their Ordinary Shares to Merger Sub, Merger Sub will issue its ordinary shares to the Rollover Stockholders in proportion to their contributed Ordinary Shares.

                    The foregoing descriptions of the terms of the Contribution Agreement are qualified in their entirety by reference to the full texts of such agreement listed in Item 7 and incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement by and between the Reporting Persons, dated January 24, 2013.
99.2	Contribution Agreement by and between MA Platform, Inc., Tsing Da Century Education Technology Co., Ltd., Yangyi Yu, Ji Qing Wang, Capvent Asia Consumption Co-Investment Fund Ltd, Yun Hui Yu, Yu

Page 23 of 26 Pages

Sheng, Kang Chungmai, Zhang Meng Kung, Yang Fanbin, Feng Chengxiang, Li Li and TEC Merger Sub, dated January 24, 2013 (incorporated herein by reference to Exhibit (d)(2) to the Schedule 13E-3 filed by the Reporting Persons, the Company and TEC Merger Sub on January 24, 2013).

Page 24 of 26 Pages

SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2013
MA PLATFORM, INC.
By: /s/ Masaki Murata

Name: Masaki Murata
Title: President

TSING DA CENTURY EDUCATION
TECHNOLOGY CO., LTD.
By: /s/ Zhang Hui

Name: Zhang Hui
Title: Director

ZHANG HUI
/s/ Zhang Hui

LIU JUNTAO
/s/ Liu Juntao

YANGYI YU
/s/ Yangyi Yu

JI QING WANG
/s/ Ji Qing Wang

CAPVENT ASIA CONSUMPTION CO-
INVESTMENT FUND LTD
By: /s/ Thomas Clausen

Name: Thomas Clausen
Title: Director

YUN HUI YU
/s/ Yun Hui Yu

YU SHENG
/s/ Yu Sheng

KANG CHUNGMAI
/s/ Kang Chungmai

Page 25 of 26 Pages

ZHANG MENG KUNG
/s/ Zhang Meng Kung

YANG FANBIN
/s/ Yang Fanbin

FENG CHENGXIANG
/s/ Feng Chengxiang

LI LI
/s/ Li Li

Page 26 of 26 Pages

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement by and between the Reporting Persons, dated January 24, 2013.
99.2

Contribution Agreement by and among TEC Merger Sub, a Cayman Islands company and MA Platform, Inc., Tsing Da Century Education Technology Co., Ltd., Yangyi Yu, Ji Qing Wang, Capvent Asia Consumption Co- Investment Fund Ltd, Yun Hui Yu, Yu Sheng, Kang Chungmai, Zhang Meng Kung, Yang Fanbin, Feng Chengxiang, and Li Li, dated January 24, 2013 (incorporated herein by reference to Exhibit (d)(2) to the Schedule 13E-3 filed by the Company, the Reporting Persons and TEC Merger Sub on January 24, 2013).

Page 27 of 26 Pages